April 22, 2022

Sondra Snyder, Staff Accountant

Senior Assistant Chief Accountant

Division of Corporation Finance Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Astra Energy, Inc.

Registration Statement on Form S-1

Filed March 3, 2022

File No. 333-263256

Dear Ms. Snyder

Please consider the following as responses to your letter dated March 30, 2022.

Registration Statement on Form S-1 Filed March 3, 2022

Cover Page

1. Please revise your prospectus cover page to clarify the securities to be covered by this registration statement, and ensure that such disclosure is consistent with your fee table. For example, you disclose on the cover page that you are offering units, but it does not appear that you have included the units and each component of the units in the fee table. As another example, your cover page disclosure references the sale of 53,781,000 shares of your common stock. Please revise your cover page to clarify the securities being offered in the primary offering and the securities being offered in the resale offering. In addition, clarify the offering price of the securities to be offered in the primary offering. In that regard, it appears that you are offering units but your disclosure references an offering price per share.

RESPONSE:

The sections relating to the securities to be covered by this registration statement have been revised to read as follows:

This prospectus relates to the sale of up to 5,000,000 Units and up to 43,781,000 shares of our common stock, par value $0.001 per share.

In this public offering our Company is offering 5,000,000 Units which consists of one share of common stock and one warrant to purchase one share of our common stock within two years for $1.00, for a total of 10,000,000 shares. The offering is being made on a self-underwritten, “best efforts” basis. There is no minimum number of Units required to be purchased by each investor. The Units offered by the Company will be sold on our behalf by our Officers and Directors. There is no assurance that we will be able to sell any of the 5,000,000 Units being offered herein by the Company. All of the Units being registered for sale by the Company will be sold at a fixed price of $0.50 per Unit for the duration of the Offering.

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2. We note your disclosure that your common stock is currently quoted on the OTC Bulletin Board. However, we also note your disclosure that your common stock is quoted on the OTC Pink market. Please revise your disclosure throughout your filing to clarify the current quotation of your common stock. In addition, we note your disclosure that the selling stockholders will sell their shares at various market prices for the duration of the offering. If your common stock is only quoted on the OTC Pink market, please note that the OTC Pink market is not an established public trading market into which selling stockholders may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

RESPONSE:

The cover page has been revised to read as follows:

Our selling shareholders are offering 43,781,000 shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling shareholders. Additionally, all of the shares offered by the selling shareholders may occasionally be sold in one or more transactions at a fixed price not to exceed $0.50 per share until our shares are listed on a national securities exchange or quoted on OTCQX or OTCQB, at which time they may be sold at the prevailing market price for the duration of the Offering.

Prospectus Summary, page 4

3. We note the disclosure in Note 3 on page 44 that the company has an accumulated deficit of $30,362,882 as of November 30, 2021 and has no current revenue generating operations. We also note the statement that these factors raise substantial doubt about the company’s ability to continue as a going concern, as well as your disclosure on page 12 that you expect to incur substantial expenses and generate continued operating losses until you generate revenues sufficient to meet your obligations. Please disclose such information in your prospectus summary, and include related risk factor disclosure.

RESPONSE:

The following has been added to page 4 of the Prospectus Summary and to Risk Factors under Going Concern on page 6:

The Company has an accumulated deficit at November 30, 2021 of $30,362,882 and has no current revenue generating operations. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. We will need to rely on private capital investment to fund on-going operations for the near term. There is no guarantee that we will be able to secure private capital investment.

Summary of the Offering, page 5

4. You disclose that there will be 55,455,540 shares of common stock outstanding after this offering. However, it appears you will have 50,455,540 common shares outstanding after the offering, based on your proposed issuance of 5,000,000 units consisting of one share of common stock and one warrant. Please revise as appropriate.

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RESPONSE:

The section has been revised to the following:

Common stock outstanding before this offering:	45,455,540 shares of common stock are currently issued and outstanding.
Common stock outstanding after this offering:	50,455,540 shares of common stock will be issued and outstanding if we sell all of the shares we are offering.
Warrants outstanding before this offering:	1,556,000 warrants are Refer to 4. above outstanding.
Warrants outstanding after this offering:	6,556,000 warrants will be outstanding if we sell all of the units we are offering.

5. Please also disclose the number of warrants outstanding before and after the offering.

RESPONSE:

Refer to 4. above.

Risk Factors, page 6

6. Please revise to clarify how the risks described under the headings "We face intense competition" and "Delays in product development schedules may adversely affect our revenues" relate to your business.

RESPONSE:

The disclosure has been revised to read as follows:

Prior to Astra's entry into the clean energy market, renewable electricity generation has been subsidized to encourage investment. This has resulted in the rapid expansion of the renewable industry and has created increased competition, accompanied by technology advances that have allowed a constant lowering of construction and operating costs. Moreover, these early companies were willing to take on construction and technology risks.

Regulators, faced with having to adjust and revise a complex scheme of feed-in tariffs constantly, adopted a more market-driven approach. They introduced auctions whereby the bidder with the lowest electricity price would win the development rights for a certain location. Fierce competition ensued, with bid prices dropping by as much as 50 to 80 percent from 2015 to 2018.

Auctioning schemes are allowing “zero bids” whereby the developer is no longer guaranteed a minimum electricity price. While projects have benefited from favorable site conditions and economies of scale, this change in the renewables marketplace indicates that the industry is transitioning into the next phase of market integration in which governments will abandon subsidies and developers will be fully exposed to wholesale prices.

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As Astra is looking at projects abroad, financial performance may be negatively affected by regulatory, political, economic and social conditions in other countries in which operations or projects are located. In many of these jurisdictions, Astra is exposed to various risks such as potential renegotiation, nullification or forced modification of existing contracts, expropriation or nationalization of property, foreign exchange controls, changes in local laws, regulations and policies, political instability, bribery, extortion, corruption, civil strife, acts of war, guerilla activities and terrorism.

Actual or potential political or social changes and changes in economic policy may undermine investor confidence, which may hamper investment and thereby reduce economic growth, and otherwise may adversely affect the economic and other conditions under which Astra operates in ways that could have a materially negative effect on Astra’s business.

Further, governments may impose new taxes, raise existing taxes, reduce tax exemptions and benefits, request or force renegotiation of tax stabilization agreements or change the basis on which taxes are calculated in a manner that is unfavorable to Astra.

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, almost all of the equipment required in the projects will have to be sourced abroad and the free movement of equipment and project supplies, has been significantly restricted. Supply chain delays and certain service providers are experiencing challenges which drives up project costs.

The recent invasion of Ukraine has compounded all of this.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 10

7.  You disclose on page 11, under Net income (loss) per common share, that “The rights of conversion on the outstanding issued shares of Series B, Series C and Series D preferred stock have expired.” This disclosure is inconsistent with your disclosures in Note 5 – Preferred Stock to your annual and unaudited interim financial statements on page 45 and 55, and with your disclosures about the Series D preferred stock under Description of Securities, Preferred Stock, on page 28. Please revise as appropriate.

RESPONSE:

The disclosure has been revised to the following:

Net income (loss) per common share

Net income (loss) per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and potentially outstanding shares of common stock during the period. The weighted average number of common shares outstanding, and potentially outstanding common shares assumes that the Company incorporated as of the beginning of the first period presented. As at April 22, 2022, the Company has 7,774 potentially dilutive shares from Series A preferred stock and 304,558 potentially dilutive shares from Series D preferred stock. The rights of conversion on the outstanding issued shares of Series B and Series C preferred stock have expired.

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Business, page 17

8. Please disclose your total number of employees and the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE:

The disclosure has been revised to read as follows:

The Company currently has 2 full time employees - our President and Chief Operating Officer and  two part time employees – our Chief Financial Officer and Corporate Secretary.

Description of Our Business, page 17

9. We note your disclosure that on November 5, 2021, Astra Energy Africa was issued an Investment License by the Uganda Investment Authority. Please revise to disclose the scope of such license and any material terms. We also note your disclosure that on January 12, 2022, you have entered into an agreement with Green Hygienics Holdings Inc. to supply and install an electricity generating system in Southern California, and note your disclosure that the project is scheduled for completion in 2022. Please disclose all material terms of such agreement and file the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The disclosure has been revised to read as follows:

On September 21, 2021, the Company established itself in Uganda through the incorporation of a wholly owned subsidiary called Astra Energy Africa - SMC Limited (“Astra Energy Africa”). On November 5, 2021, Astra Energy Africa was issued an Investment License by the Uganda Investment Authority which allows the Company to invest up to $2 million in the business of electric power generation in Uganda. The term of the license is for a period of 5 years. The Uganda Investment Authority Investment License is incorporated herein and attached hereto as Exhibit 10.13.

The disclosure has been revised to include the following:

On January 12, 2022, the Company entered into a contract with Green Hygienics Holdings Inc. for Astra    Energy to supply and install a 110kWh solar powered electricity generating system in Southern California. The total contract price is $220,000 and includes designing, engineering, construction, solar panel installation, connection and commissioning. The project is scheduled for completion in 2022. The Contract is incorporated herein and attached hereto as Exhibit 10.14.

10. We note your disclosure that Astra Energy “is advancing” a waste to energy project on the island of Zanzibar to convert 15 tons of municipal solid waste per hour into 10MW/hour of electric power. Please revise to clarify the status of this project.

RESPONSE:

The disclosure has been revised to read as follows:

Astra Energy is advancing a waste to energy project on the island of Zanzibar to convert 15 tons of municipal solid waste per hour into 10MW/hour of electric power. The project will enable the island to dispose of all of its garbage, thereby avoiding the need for a garbage landfill. Landfills are major generators methane, which is a major greenhouse gas that is responsible for global warming. There have been several discussions with the island government with a final proposal anticipated to be presented to the government by the end of April, 2022. A meeting with government officials has been scheduled for April 22, 2022.

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Use of Proceeds, page 20

11. We note your disclosure regarding your use of proceeds for engineering, property leases and equipment and installation. If known, please revise to disclose the project or projects on which you intend to use such proceeds. In addition, provide a brief outline of any program of construction or addition of equipment. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K.

RESPONSE:

The disclosure has been revised to read as follows:

We intend to use the proceeds for pre-construction costs related to projects in Africa including a 50MW renewable energy park (solar and waste to energy) in Zanzibar; a 250MW solar project in Uganda; a power plant in Tanzania and power transmission projects in Uganda and Zanzibar.

Dilution, page 21

12. Your dilution calculations show the “Decrease in Investment to New Shareholders” as zero percent under each of your offering scenarios. However, the dilution to new investors is the difference between the offering price per share paid by the new investors and your net tangible book value per share after the offering which is greater than zero percent under each of your offering scenarios. Please revise and provide us with your dilution computations.

RESPONSE:

The dilution calculations have been revised to the following:

Offering Price Per Share	$0.50	$0.50	$0.50	$0.50
Book Value Per Share Before the Offering	$0.005	$0.005	$0.005	$0.005
Book Value Per Share After the Offering	$0.019	$0.031	$0.043	$0.055
Net Increase to Original Shareholder (based on par value)	$0.013	$0.026	$0.038	$0.049
Decrease in Investment to New Shareholders	$0.481	$0.469	$0.457	$0.445
Dilution to New Shareholders (%)	96.25%	93.74%	91.36%	89.10%

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Plan of Distribution, page 26

13. We note your disclosure that an investor in the offering by the company must execute and deliver a subscription agreement, and we note that you have filed a form of subscription agreement as Exhibit 99.1. However, the terms set forth in such form of subscription agreement do not appear to be consistent with the terms of the offering described in the prospectus. For example, the form of subscription agreement contemplates a warrant exercise period of the earlier of two years from the date of issuance, or within 30 days after the Company stock closes at or above $1.00 for five consecutive trading days. As another example, the form of subscription agreement states that the warrant and underlying shares of common stock have not been registered under the Securities Act.

Similarly, the form of warrant filed as Exhibit 99.2 does not appear to reflect the terms of the warrants to be offered as described in your prospectus. Please advise.

RESPONSE:

Exhibits 99.1 and 99.2 have been corrected to reflect the terms of the offering.

Directors, Executive Officers and Corporate Governance, page 31

14.  For each director and executive officer, please disclose such person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

This section has been amended to conform with 401(e) of Regulation S-K by disclosing the principal occupations and employment during the past five years.

Financial Statements for the Years Ended August 31, 2021 and 2020

Note 2 – Summary of Significant Accounting Policies Stock-based Compensation, page 43

15.  You disclose that you account for equity-based transactions with nonemployees under the provisions of ASC Topic 505-50. However, ASC Topic 505-50 was superseded by Accounting Standards Update No. 2018-07, Compensation – Stock Compensation (Topic 718) which was effective for fiscal years beginning after December 15, 2018. Please revise your accounting and disclosures for equity-based transactions with nonemployees to comply with the guidance in ASC Topic 718.

RESPONSE:

The disclosure has been revised to the following:

Stock-based Compensation

We account for equity-based transactions with employees and non-employees under the provisions of FASB ASC Topic 718, “Compensation – Stock Compensation” (Topic 718), which establishes that equity-based payments to employees and non-employees are recorded at the grant date the fair value of the equity instruments the entity is obligated to issue when the employees and non-employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. Topic 718 also states that observable market prices of identical or similar equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement for equity and liability instruments awarded in these share-based payment transactions. However, if observable market prices of identical or similar equity or liability instruments are not available, the fair value shall be estimated by using a valuation technique or model that complies with the measurement objective, as described in FASB ASC Topic 718.

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Note 3 - Going Concern, page 44

16.  Please revise to disclose management’s plans intended to mitigate the conditions or events that raise substantial doubt about your ability to continue as a going concern as required by ASC 205-40. This comment also applies to your unaudited interim financial statements.

RESPONSE:

The disclosure has been revised to read as follows:

In order to continue as a going concern, the Company is planning to secure its financial capital in various ways. It will finance its operations initially through shareholder loans from the principals and through private placement investment offerings. The Company may decide to finance its project development stage by way of an equity offering by issuing shares or by engaging venture capital firms that invest in early-stage companies. Venture capital firms may do more than just supply money to small new opportunities. They can also provide advice on potential products, customers, and key employees.

The company will also look to develop a relationship with a bank or a number of banks with the intention of demonstrating a track record of progress and building value and securing some form of financing in the future. Once Astra Energy Inc. has a record of at least earning significant revenues, and better still of earning profits, the firm can make a credible promise to pay interest, and so it becomes possible for the firm to borrow money. Firms have two main methods of borrowing: banks and bonds.

If Astra Energy is earning profits (their revenues are greater than costs), profits can choose to reinvest some of these profits in equipment, structures, and research and development. For many established companies, reinvesting their own profits is one primary source of financial capital.

Another source of financial capital that will be considered at the project development stage of a specific project is a bond. A bond is a financial contract: a borrower agrees to repay the amount that was borrowed and also a rate of interest over a period of time in the future. A corporate bond is issued by firms, but bonds are also issued by various levels of government. For example, a municipal bond is issued by cities, a state bond by U.S. states, and a Treasury bond by the federal government through the U.S. Department of the Treasury. A bond specifies an amount that will be borrowed, the interest rate that will be paid, and the time until repayment. Given the nature of the renewable industry regarding long term power purchase agreements or offtake agreements bonds are a very cost effective and reliable method of funding projects.

Note 4 - Common Stock, page 44

17. The sum of the number of shares and the dollar amounts reflected in Note 4 for common shares issued for cash issued and for services do not agree with the related amounts presented in your Statements of Stockholders’ Equity. Please revise as appropriate.

RESPONSE:

The disclosure has been revised as follows:

The note that reads: “During the quarter ended November 30, 2020, the Company issued 1,200,000 common shares in exchange for services” has been corrected to read: 750,000 common shares.

The amount of 1,875,000 recorded in the Statement of Shareholders’ Equity for the year ended August 31, 2021 as Common Stock Issued for Services has been reduced by 450,000 and the amount of 5,850,000 recorded in the Statement of Shareholders’ Equity for the year ended August 31, 2021 as Common Stock Issued for Services-Related Party has been increased by 450,000.

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The note that reads: “During the quarter ended February 28, 2021, the Company issued 1,332,000 common shares in exchange for cash” has been corrected to read: 1,320,000 common shares

The note that reads: “During the quarter ended August 31, 2021, the Company issued 600,000 common shares at $0.17 per share in exchange for cash. As of August 31, 2021, the funds have not yet been received” has been deleted. The funds were received but the shares were not issued as at August 31, 2021.

18.  Revise to clarify whether the 600,000 shares associated with the Stock Subscription Receivable and Common Stock to Be Issued are included in the number of shares issued and outstanding in your Statement of Stockholders’ Equity. Please also disclose amounts related to collections of the Subscription Receivable and related issuances (or release) of Common Stock to Be Issued during the year ended August 31, 2021 and the unaudited interim period ended November 30, 2021

RESPONSE

The following Notes have been added to the Notes to the Financial Statements for August 31, 2021:

NOTE 5 – STOCK SUBSCRIPTIONS RECEIVABLE

During the year ended August 31, 2021, the Company issued 6,000,000 common shares pursuant to Share Subscription Agreements in exchange for $100,000 in cash. The cash payment was received subsequent to the year end on October 4, 2021. The shares are included in the total number of shares issued and outstanding as at August 31, 2021.

NOTE 6 – COMMON STOCK TO BE ISSUED

During the quarter ended August 31, 2021, the Company received $100,000 in cash pursuant to a Share Subscription Agreement for 600,000 shares. The shares were issued subsequent to the year end on September 17, 2021. The shares are not included in the total number of shares issued and outstanding as at August 31, 2021.

The following Notes have been added to the Notes to the Financial Statements for November 30, 2021:

NOTE 5 – STOCK SUBSCRIPTIONS RECEIVABLE

During the quarter ended November 30, 2021, the Company issued 25,000 common shares pursuant to a Share Subscription Agreement in exchange for $12,500 in cash. The cash payment was received subsequent to the quarter end. The shares are included in the total number of shares issued and outstanding as at November 30, 2021.

NOTE 6 – COMMON STOCK TO BE ISSUED

During the quarter ended November 30, 2021, the Company received $20,000 in cash pursuant to a Share Subscription Agreement for 40,000 shares. The shares were issued subsequent to the quarter end and are not included in the total number of shares issued and outstanding as at November 30, 2021.

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Note 5 - Preferred Stock, page 45

19. In your Form 8-K/A filed February 3, 2020 you disclose the cancellation of 8,000 shares of Series A Preferred Stock effective January 19, 2022. Disclose the reason for the cancellation and how you accounted for the cancellation.

RESPONSE

The following Note has been added to the Subsequent Events Note in the Financial Statements for the quarter ended November 30, 2021:

On January 19, 2022, the Company cancelled 8,000 shares of Series A Preferred Stock in a mutual agreement with the Holder for the benefit of the Company and its shareholders.

20. You disclose that the Series D Preferred Stock has a liquidation preference of 120% of its stated value. Revise to provide the disclosures required by ASC 505-10-50.

RESPONSE

The Liquidation Preference Amount has been added to the Balance Sheet and the Note has been revised to read as follows:

Series D Preferred

The Company has authorized 380,000 shares of Series D Preferred Stock, which ranks junior to our Series A, Series B and Series C Convertible Preferred Stock, but senior to our common stock. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series D Preferred Shares and except as otherwise required by Nevada law, the Series D Preferred Shares have no voting rights. At any time on or after the issuance date, the holder of any Series D Preferred Shares may, at the holder’s option, elect to convert all or any portion of the Series D Preferred Shares held by such person into a number of fully paid and nonassessable shares of common stock equal to the quotient of (i) the stated value ($40.00 per share) of the Series D Preferred Shares being converted divided by (ii) the conversion price, which initially is $0.80 per share, subject to certain adjustments.

In the event of our liquidation, dissolution or winding up, the holders shall be entitled to receive, out of the assets of the Company available for distribution, an amount equal to the Liquidation Preference Amount which is the product of the stocks Stated Value of $40.00 per share plus 120% before any payment or distribution of assets to the holders of Common Stock or any other Junior Stock.

Note 6 – Related Party Transactions, page 45

21. The sum of the number of shares and the sum of the dollar amounts reflected in Note 6 for common shares issued to related parties for services do not agree with the related amounts presented in your Statements of Stockholders’ Equity. Please revise as appropriate.

RESPONSE:

The disclosures have been revised as follows:

As per the Response to Comment #17, the amount of 5,850,000 recorded in the Statement of Shareholders’ Equity for the year ended August 31, 2021 as Common Stock Issued for Services-Related Party has been increased by 450,000 in order to make the correction for shares for services issued to a related party but incorrectly recorded in shares issued for services.

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The note that reads: “On February 1, 2021, the Company executed a service agreement with Daniel Claycamp for Chief Operating officer services, for a term of 1.5 years. Per the terms of the agreement Mr. Claycamp will receive 3,000,000 shares of common stock over the term of his agreement. Mr. Claycamp is currently being paid $10,000 per month for services.” has been amended to read:

“ On February 1, 2021, the Company executed a service agreement with Daniel Claycamp for Chief Operating officer services for an initial term of 6 months with the mutual option to extend the agreement for up to 5 years. Per the terms of the Agreement Mr. Claycamp will receive cash compensation at the rate of $125.00 per hour until the Company obtains material financing at which time he will be compensated at the rate of $240,000 per year for the first extended contract year, $280,000 per for the second year, $320,000 per year for the third year and $360,000 per year for the fourth year. Per the terms of the Agreement, Mr. Claycamp is to receive a total of 3,000,000 common shares during the life of an extended contract. The Company issued 750,000 common shares to Mr. Claycamp upon execution of the Agreement.” (the 750,000 shares are included in the amount recorded in the August 31, 2021 and November 30, 2021 Statement of Stockholders’ Equity under Common Stock Issued for Services-Related Party).

22. Provide an explanatory footnote for the 3,000,000 common shares cancelled which includes when the shares were issued, the consideration originally received for such shares and the reason such shares were cancelled.

RESPONSE:

The following Note has been added to Note 4-Common Stock in the Notes to the Financial Statements for the year ended August 31, 2021:

On March 1, 2021, the Company cancelled 3,000,000 common shares which were issued in April, 2020 to a consultant pursuant to a services agreement. The services provided were incomplete and the consultant and the Company mutually agreed to cancel the shares for the benefit of the Company and its shareholders.

23. You disclose that on February 1, 2021 you executed a service agreement with a term of 1.5 years with Mr. Claycamp under which he will receive 3,000,000 shares of common stock over the term of the agreement. Your disclosures do not agree with the terms of the agreement with Mr. Claycamp filed as Exhibit 10.10 to the Form S-1. Please revise as appropriate

RESPONSE:

The Note to the Financials has been revised to read as follows:

On February 1, 2021, the Company executed a service agreement with Daniel Claycamp for Chief Operating officer services for an initial term of 6 months with the mutual option to extend the agreement for up to 5 years. Per the terms of the Agreement Mr. Claycamp will receive cash compensation at the rate of $125.00 per hour until the Company obtains material financing at which time he will be compensated at the rate of $240,000 per year for the first extended contract year, $280,000 per for the second year, $320,000 per year for the third year and $360,000 per year for the fourth year. Per the terms of the Agreement, Mr. Claycamp is to receive a total of 3,000,000 common shares during the life of an extended contract. The Company issued 750,000 common shares to Mr. Claycamp upon execution of the Agreement.”

Financial Statements for the Three Months Ended November 30, 2021 and 2020 Note 8 - Subsequent Events, page 56

24. You disclose that subsequent to November 30, 2021 you issued 1,100,000 shares of common stock for services and 275,000 shares for cash. However, in your disclosures under Recent Sales of Unregistered Securities on page 57, you disclose 230,000 common shares issued for cash from December 1, 2021 to February 25, 2022. Please revise your disclosures as appropriate to correct this apparent discrepancy.

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RESPONSE:

The following has been added to the S1 disclosure under Recent Sales of Unregistered Securities:

On February 11, 2022, the Company issued 25,000 shares of common stock for consideration of $12,500 or $0.50 per share to Selwan Kesto for cash.

On February 11, 2022, the Company issued 20,000 shares of common stock for consideration of $10,000 or $0.50 per share to Todd Nadeau for cash.

Signatures, page 66

25.  In your next amendment, please include all signatures required by Form S-1, including the signature on behalf of the registrant. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE:

The signatures in the form required are attached to the amended S-1 Registration Statement

Exhibits

26.  Please file as an exhibit a list of all subsidiaries. See Item 601(b)(21) of Regulation S-K. In addition, please file an executed version of the convertible debenture filed as Exhibit 10.12. For example, we note that you have not provided the name of the holder.

RESPONSE:

Exhibit 21-Listing of Subsidiaries has been attached.

Exhibit 10.12-Executed Convertible Debenture has been attached.

27.  Please obtain and file a legality opinion that covers the legality of each of the securities to be offered under this registration statement. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not address the legality of the warrants. We also note the statement in the opinion that the opinion is limited to the Federal laws of the United States. Please ensure that the legality opinion addresses the legality of the securities under the relevant state laws. For example, we note your disclosure that the registrant is incorporated in Nevada. For guidance, please refer to Staff Legal Bulletin No. 19.

RESPONSE:

The legality opinion has been amended to comply with the above comment.

The company and its management acknowledge that we are responsible for the accuracy and adequacy of the company’s disclosures, notwithstanding any review, comments, action or absence of action by the staff.

/s/ Kermit Harris

Kermit Harris, President and Director

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